CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

March 10, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File Number: 001-33635

Dear Mr. Rosenberg:

This letter follows up on our correspondence dated March 2, 2011 regarding the discussions that took place on a conference call with the Staff on February 23, 2011, relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

In addition to the matters raised in the Staff’s Comment Letter, which were addressed on the conference call and documented in our March 2, 2011 correspondence, a follow-up question arose during the call as to whether the fundamental transactions provisions (which are found in Section 3(e) of the agreement for the 2008 Warrants and 2009 Warrants, and Section 13 of the agreement for the 2010 Warrants) could possibly give rise to an alternative presumption of cash settlement and liability treatment if such a transaction was not within the Company’s effective control. As discussed briefly on the conference call and a follow-up call to Staff, we have now confirmed that consummation of any such fundamental transactions under the warrant agreements are solely within the Company’s control, and therefore liability accounting treatment is not considered appropriate under paragraph 11 of FAS 150. As requested by the Staff, although this potential alternative basis was not the subject of the Staff’s Comment Letter, we are providing information briefly documenting the relevant provisions for the record.

Each of the warrant agreements contains a similar definition of a “Fundamental Transaction”, which includes:

(i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person,

(ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions,

(iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock,

(iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property,

(v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”)

As recognized and generally discussed with the Staff, each of these types of transactions requires approval of the Company’s Board of Directors – and is therefore within the Company’s sole control – with the possible exception of a hostile tender offer under clause (iii). However, in Cardium’s case, the Company has also adopted a “Poison Pill” under the terms of a Rights Agreement which was filed as Exhibit 4.1 to the Company’s 8-A12 filing on July 11, 2006. By virtue of the terms of the Company’s Rights Agreement, the Company’s Board of Directors effectively retains control over whether a hostile tender offer can proceed.

Pursuant to the terms of the Rights Agreement, ten days following (i) a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock, the Board can cause a right to purchase a fraction of a share of Series A Junior Participating Preferred Stock (a “Right”), to attach to each share of the Company’s common stock outstanding, excluding any shares held by the acquiring person. The Right gives the holder the right to acquire Preferred Stock or, in certain circumstances, cash, property or other securities of the Company, having a value equal to two times the exercise price. The Rights also confer extraordinary voting power on the holders. Consequently, if the Rights are issued, the existing shareholders will retain voting and economic control of the Company, and no Fundamental Transaction will occur.

The Board alone controls the Rights Plan; there is no provision for a shareholder vote in connection with the Rights Plan. The Board can approval the hostile transaction and elect to terminate the Rights Agreement, or alternatively to oppose the hostile transaction and allow the distribution of the Rights. The Board can amend any of the provisions of the Rights Agreement prior to the date the Rights are distributed. Once distributed, the Board, in its sole discretion can elect to redeem the Rights at a price of $0.001 per Right. While the Rights represent a right to purchase Series A Junior Participating Preferred Stock, under Section 24 of the Rights Agrement, the Board can elect to convert the rights on a cashless exercise basis and distribute the Series A Junior Participating Preferred Stock to the stockholders without their consent or election.

Under the Company’s Rights Agreement, which remains effective, the Company’s Board thus retains effective control with respect to a potential fundamental transaction, and with respect to the Rights plan itself. Furthermore, in our particular case, even if hypothetically the Company’s shareholders at some future date were to seek to replace Board members with nominees who might potentially support an elimination of the Rights Agreement – and such nominees were to then win election – the Company’s Board is structured as a three-tiered classified board of seven members, with only two or three members coming up for election each year. Consequently, the shareholders cannot control the Board in any single year, and could not eliminate the Rights Agreement or effectively approve a hostile tender offer without Board approval.

In view of the particular facts and circumstances as they relate to the Company’s warrants, and since no Fundamental Transaction can effectively occur without Board consent, liability accounting treatment is not considered appropriate under paragraph 11 of FAS 150.

*  *  *  *  *  *  *  *  *  *

We hope that the foregoing adequately addresses each the Staff’s comments and concerns. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments and assistance. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,
Tyler M. Dylan-Hyde
Chief Business Officer

cc: James A. Mercer, III, Esq.